# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Waldencast plc, CIK 0001840199
CUSIP: G9503X103
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 81 Fulham Rd., London, United Kingdom (X0), SW3 6RD
Date of event which requires filing of this statement: 06/24/2026
Amends the filing with accession number 0001213900-22-045398
Filed by CIK 0001840220
Persons authorized to receive notices and communications: Waldencast Long-Term Capital, c/o Waldencast plc, 81 Fulham Road, London, United Kingdom (X0), SW3 6RD, (917) 546-6828; Maxim Mayer-Cesiano, Esq., Skadden, Arps, Slate, Meagher & Flom LLP, One Manhattan West, New York, New York (NY), 10001, (212) 735-2297

## Reporting persons
- Beauty Ventures LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The percentage in Row 13 of Class A ordinary shares, par value of $0.0001 per share ("Class A Shares") is based on 118,239,889 shares of Class A Shares outstanding as of February 27, 2026, as reported in the Current Report on Form 20-F filed by the Issuer on March 13, 2026.
- Waldencast Long-Term Capital LLC (CIK 0001840220): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The percentage in Row 13 of Class A Shares is based on 118,239,889 shares of Class A Shares outstanding as of February 27, 2026, as reported in the Current Report on Form 20-F filed by the Issuer on March 13, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: Waldencast plc
Address of issuer's principal executive offices: 81 Fulham Rd., London, United Kingdom (X0), SW3 6RD
Comment:
Explanatory Note:

The following constitutes Amendment No. 2 ("Amendment No. 2") to the initial statement on Schedule 13D, filed with the Securities and Exchange Commission on August 8, 2022, as amended on January 30, 2025 (the "Schedule 13D") by the undersigned. This Amendment No. 2 is being filed for the purpose of disclosing the disposition by the Reporting Persons of an aggregate of (i) 9,309,200 Class A Shares and (ii) 3,103,067 Private Placement Warrants completed pursuant to a winding up and liquidation of Beauty Ventures LLC. Capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings given to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following language:

In connection with a winding up and liquidation of Beauty Ventures LLC, on June 24, 2026 the Reporting Persons effected the disposition of an aggregate of (i) 9,309,200 Class A Shares and (ii) 3,103,067 Private Placement Warrants to certain members of Beauty Ventures LLC in accordance with the LLC Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(b) of the Schedule 13D are hereby amended and restated as follows:

(a) - (b) Calculations of the percentage of Class A Shares beneficially owned is based on 118,239,889 Class A Shares outstanding as of February 27, 2026, as reported in the Current Report on Form 20-F filed by the Issuer on March 13, 2026.

The aggregate number and percentage of the Class A Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment No. 2 and are incorporated herein by reference.

As of the date hereof, Beauty Ventures LLC directly holds 0 Class A Shares and 0 Private Placement Warrants.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth in this Amendment No. 2, the Reporting Persons have not effected any transactions in the Class A Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Issuer's securities beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: 6/24/2026.

## Signatures
- Beauty Ventures LLC: /s/ Michel Brousset, Michel Brousset, Founder/CEO (06/24/2026)
- Waldencast Long-Term Capital LLC: /s/ Michel Brousset, Michel Brousset, Founder/CEO (06/24/2026)